Aurora and Hempco Announce Closing of $3.2 Million Private Placement

Partnership Capitalizing on Hemp and CBD Opportunities

TSX: ACB
TSX-V: HEMP

VANCOUVER, Nov. 23, 2017 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Hempco Food and Fiber Inc. ("Hempco") (TSX-V: HEMP) are pleased to announce that the companies have completed a non-brokered private placement for gross proceeds of $3.2 million.

In relation to the placement, which was described in more detail in a joint news release dated September 18, 2017, Hempco issued 10,558,676 units, at $0.3075 per unit, to Aurora. Each Unit consists of one Hempco common share and one non-transferable common share purchase warrant. Each Warrant entitles Aurora to purchase one additional Hempco Share at a price of $0.41 until the second anniversary of the closing date. Each Warrant includes an acceleration clause, providing that if at any time beginning four months and one day after the date the warrant was issued the volume weighted average price per Hempco share on the TSX Venture Exchange ("TSXV") exceeds $0.65 for a period of 30 consecutive calendar days, Hempco will have a limited right to accelerate the expiration date of the Warrants.

The securities issued in connection with the private placement are subject to a four-month hold period under applicable securities laws. Consequently the placement, Aurora now holds approximately 33.6% of Hempco on a fully-diluted basis. Additionally, Aurora has an option to purchase further shares from two of Hempco's principal owners, which, upon full exercise, would increase Aurora's take in Hempco to over 50%.

Management Commentary

"We are very pleased to now be a major investor in, and partner with Hempco", said Terry Booth, CEO of Aurora. "The finalization of this investment coincides with the proposed Health Canada regulations that, once implemented, will allow Hempco to pursue its whole-plant-utilization vision, and launch new product lines. Our partnership will also allow both companies to benefit from being able to source this material to produce high quality and lower cost CBD products for sale in Canada and for export."

Charles Holmes, CEO of Hempco, added "The completion of the Private Placement marks a monumental milestone for Hempco and cements the relationship with Aurora as its strategic partner. We are now able to complete our new processing facility, implement our go-to-market strategy for new products, including our new line of animal feed products, and access new sales channels to further accelerate growth. With the proposed changes in legislation and the resources available to Hempco under the strong and supportive partnership with Aurora, we will now be able to dramatically accelerate the implementation of our commercial strategy and pursue growth aggressively, both within Canada and globally."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

About Hempco

For more than 12 years Hempco has been a trusted and respected pioneer, innovator and provider of premier hemp seed foods. Hempco is committed to developing hemp foods, hemp fiber and hemp nutraceuticals, a "tri-crop" opportunity for producers and processors. Hempco is expanding its processing ability to meet global demands in a 56,000sq. ft. facility located at Nisku, Alberta. Hempco's common shares trade on the TSX Venture Exchange under the symbol "HEMP". Hempco® has grown its business significantly and is generating value and profits for shareholders.

On behalf of the Board of Directors

Terry Booth	Charles Holmes
Chief Executive Officer, Aurora	Chief Executive Officer, Hempco

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Aurora and Hempco are under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, nor TSX-V, nor their Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange and TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/23/c6590.html

%SEDAR: 00025675E

For further information: For Aurora: Cam Battley, Executive Vice President, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.289.6640, marc.lakmaaker@auroramj.com; For Hempco: John Ross, Chief Financial Officer, +1.647.291.4234, john@hempcocanada.com

CO: Aurora Cannabis Inc.

CNW 06:30e 23-NOV-17